Exhibit 7.1

Computation of ratio of earnings to fixed charges (1)

	Year ended December 31,
	2012	2011	2010	2009	2008
	(In NOK thousands except for ratio)
FIXED CHARGES
Interests and commissions on debt and capital contribution securities	3,357,380	4,021,021	4,212,860	5,677,664	11,118,228
Other Interest and borrowing expenses	122,449	63,348	191,834	72,240	109,532
Estimate of the interest within rental expense			-	76	334
Total fixed charges, as defined	3,479,829	4,084,369	4,404,694	5,749,980	11,228,094
EARNINGS:
Profit/(loss) for the period from continuing operations	-17,755,887	30,038,566	447,994	-1,801,800	3,313,616
Taxes	-6,903,509	11,682,272	174,519	-699,091	1,288,707
Fixed Charges, as defined	3,479,829	4,084,369	4,404,694	5,749,980	11,228,094
Total Earnings, as defined	-21,179,567	45,805,207	5,027,207	3,249,089	15,830,417
RATIO OF EARNINGS TO FIXED CHARGES (2)(3)	-6.09	11.21	1.14	-	1.41
The amount of coverage deficiency	-24,659,396		-	-2,500,891	-
	-4,430,044

1) The ratio computation reflects for all periods presented the effect of the discontinued operations resulting from the sale of Kommunekreditt completed on June 24, 2009.

2) For purposes of calculating the ratio of earnings to fixed charges, earnings include profit/(loss) for the year from continuing operations plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses.

3) The ratio of earnings to fixed charges in the year ended December 31, 2012 had a deficit due to negative earnings of NOK 24,695 million (USD 4,430 million). The negative earnings in the year ended December 31, 2012 were driven by unrealized losses on the fair value of our own debt.

4) The ratio of earnings to fixed charges in the year ended December 31, 2009 had a deficit due to negative earnings of NOK 2,501 million (USD 433 million). The negative earnings in the year ended December 31, 2009 were driven by unrealized losses on the fair value of our own debt.